

April 12, 2016

Mail Stop 4561

James Mengdong Tan
Chief Executive Officer
Moxian, Inc.
Block A, 9/F, Union Plaza
5022 Binjiang Avenue, Futian District
Shenzhen City, Guangdong Province, China

> **Re:** **Moxian, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 16, 2016**
> **File No. 333-210250**
> **Amendment No. 1 to Form 10-K**
> **For the Fiscal Year Ended September 30, 2015**
> **Filed February 18, 2016**
> **File No. 000-55017**

Dear Mr. Tan:

We have reviewed your registration statement and periodic report and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please identify your underwriter and revise your disclosure on page 54 and elsewhere as appropriate to describe the material terms of your underwriting agreement. Be advised that we will defer further review of any amendment to your registration statement that does not include the name of the underwriter. We may have further comment.

Use of Proceeds, page 16

2.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales force, expand into new domestic and international markets and further develop your platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. Alternatively, please consider presenting a plan of operation for the next 12 months in your Management's Discussion and Analysis section.

Executive Compensation, page 46

3.   Your summary compensation table on page 46 appears to be missing one or more columns. Please revise to explain the differences between the "Salary" and "Total" columns. Further, please confirm you will make these changes, as appropriate, in future periodic filings.

4.   We note that you have a new named executive officer, Clarence Luo Xiao Yun, Vice President of Products in 2015. Please clarify why Mr. Yun was not included as a named executive officer in your Forms 10-K or 10-K/A for the fiscal year ended September 30, 2015.

Certain Relationships and Related-Party Transactions, page 47

5.   In your response to prior comment three of our review of your Form 10-K filed on December 22, 2015, you "confirmed" that you would disclose in future filings the loans from your principal shareholder, Moxian China Limited, which occurred on May 31, 2015 for $709,941 and $2,680,221. We are unable to find these disclosures in your subsequent Form 10-K/A filed on February 18, 2016 or your registration statement on pages 47 and 48. Further, there appear to be other related party transactions involving Moxian China Limited disclosed on pages F-11 through F-13 of your registration statement that are not discussed in this section. Please revise your registration statement accordingly and confirm that your future periodic filings will include this disclosure.

Recent Sales of Unregistered Securities, page II-2

6.   Please revise this section to include all unregistered sales of your securities for the past three fiscal years and provide the disclosure required under Item 701 of Regulation S-K. On page II-2, your last disclosed unregistered sale occurred on June 30, 2015, which is inconsistent, for example, with pages F-13-14, F-17, and F-34-35 of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney Advisor
Office of Information
Technologies and Services

cc: Mitchell Nussbaum
        Loeb & Loeb LLP